
RECEIVED
FEB 2 1 2007
203
SEC MAIL PROCESSING SECTION
WASH, D.C.


07001269

SECURITIES AND EXCHANGE COMMISSION

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OMB Number 3235-0123
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SEC FILE NUMBER
8-65586

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTH ATLANTIC SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO. 123435

51 U. S. ROUTE ONE, SUITE E, PO BOX 6819
(No. and Street)

SCARBOROUGH (CITY) ME (state) 04070-6819 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Dell'Olio 207-883-6468
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Michael J. Dell'Olio swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of North Atlantic Securities, LLC, as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

TRACEY L. O'ROAK
Notary Public, Maine
My Commission Expires October 24, 2012

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Member
North Atlantic Securities, LLC
Scarborough, ME

In planning and performing my audit of the financial statements of North Atlantic Securities, LLC (the Company), for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2006 and further, no facts came to my attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2006.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 3, 2007

North Atlantic Securities, LLC

Audited Financial Statements

For The Year Ended December 31, 2006

Contents

Index

*****

***

*


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Independent Auditors' Report

North Atlantic Securities, LLC
51 U.S. Route One
PO Box 6819
Scarborough, Maine 04070

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of North Atlantic Securities, LLC as of December 31, 2006, and the related statements of income, changes in members capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the North Atlantic Securities, LLC as of December 31, 2006 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
January 29, 2007

North Atlantic Securities, LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 3,467
Receivable-Members	5,860
Commissions Receivable	5,721
Prepaid expenses	3,675
Cash and cash equivalents - restricted	25,000
Furniture, equipment, software, at cost, less accumulated depreciation of $10,819	2,114
Truck held for resale at cost, less accumulated depreciation of $193	8,211
	$54,048

Liabilities and Members' Equity

Liabilities:	
Due to Pershing	$ 2,210
Payables & Accrued Expenses	18,489
Note Payable-Member	5,000
	25,699
Partners Equity:	
Michael Dell'Olio Capital	$ 7,356
Aleksei Kiselev Capital	20,993
Total Partners Capital	28,349
	$54,048

(See Accountant's Report & Accompanying Notes)

North Atlantic Securities LLC
Statement of Income
Twelve Months Ended December 31, 2006

	Year To Date
Income	
Commission Income	$ 58,921
Riskless Trading Income	8,249
Investment Advisory Fees	73,165
Consulting Income	18,781
Interest Income	2,311
Total Income	161,427
General & Administrative Exp. (See Schedule A)	181,092
Net Income (Loss)	($ 19,665)

See Accountant's Report and Accompanying Notes

North Atlantic Securities LLC
Statement of Income
Twelve Months Ended December 31, 2006

General & Administrative Exp. (Schedule A)	Year To Date
Salaries	$ 31,200
Bonus	800
Automobile Expense	1,328
Audit Fees	4,070
Broker Dealer Compliance	16,000
Business Meals	2,269
Business Gifts	900
Clearing Expense	44,329
Depreciation	1,069
Consulting Services	31,837
Insurance	216
Interest	215
Fidelity Bond Insurance	571
Insurance-Workers Comp	234
Office Expenses	6,955
Postage & Delivery	1,490
Payroll Services	934
Rent	17,097
Regulatory Expense	6,573
Repairs & Maintenance	1,087
Taxes Payroll	2,618
Travel	7,512
Utilities	1,788
Total G & A Expense	$ 181,092

See Accountant's Report and Accompanying Notes

North Atlantic Securities, LLC
Statements of Changes in Member's Capital Equity
For the Year Ended December 31, 2006

	Members Capital
Balance at beginning of year	$39,014
Net Income(Loss)	(19,665)
Member's Contributions	10,000
Member's Distributions	(1,000)
Balance at End of Year	$28,349

See Accountants Report & Accompanying Notes

North Atlantic Securities LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2006

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 19,662)	
Adjustments		
Add:		
Depreciation	9,666	
Receivable-Alek	900	
Accounts Payable	8,555	
Notes Payable-Member	5,000	
Less:		
Commissions Receivable	(5,721)	
Receivable-Members	(5,860)	
Prepaid NASD Fees	(460)	
Due to Pershing	(16,742)	
Accrued Expenses	(1,680)	
Accrued Payroll	(3,554)	
Cash from Operations		(29,558)
Cash Flows - Invested		
Automobiles	(8,597)	
Truck Held For Resale	(8,404)	
Investing Cash Flows		(17,001)
Cash Flows - Financing		
Member Distribution-Mike	(1,000)	
Member Contribution-Mike	10,000	
Financing Cash Flows		9,000
Cash Increase (Decrease)		(37,559)
Cash - Beginning of Year		
Cash & Cash Equivalents	22,424	
Cash-Restricted	25,000	
Pershing Accounts	18,603	
Total Beginning of Year		66,027
Cash on Statement Date		$ 28,468

See Accountant's Report and Accompanying Notes

Note A - Summary of Significant Accounting Policies

Nature of Business

North Atlantic Securities, LLC (the "Company") was organized as a Maine limited liability company on August 27, 2002.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD) pursuant to the Securities and Exchange Act of 1934. The Company principally transacts business as an agent on behalf of customers in mutual funds, stocks, bonds, commodities, variable annuities and other investment products.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash in bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for purposes of the Statement of Cash Flows.

Property and Equipment

Property and equipment are carried at cost. Major additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred. Depreciation is computed using the straight-line method over the useful lives of the assets. Depreciation expense for the year ended December 31, 2006 $1069.

Income Taxes

The Company is an LLC and, therefore, is not a taxpaying entity for federal or state income tax purposes. Accordingly, the financial statements do not reflect a provision for income taxes. Income, expenses, gains, losses and credits are reflected in the members' individual tax returns.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Note B - Restricted Cash

The Company is required to maintain a Broker's Deposit Account with a clearing organization. As of December 31, 2006 the Company had $25,000 of cash in this account.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, under SEC Rule 15c3-1, the Company had a ratio of aggregate indebtedness to net capital of 7.37 to 1 and net capital of $8,489, which was $3,489 in excess of its net capital requirement.

Note D - Related Party Transactions

A related party provides consulting services to the Company on a monthly basis under a verbal agreement. The expense associated with this agreement for the year ended December 31, 2006 was $31,837.

The Company sub-leases their office space from a related party at a current monthly rate of $1,300. In addition, the Company as lessee shares office equipment, furniture and office supplies and utilities with the related party. The lease expires on December 31, 2006. Rent expense associated with this lease for the year ended December 31, 2006 was $15,600.

As of December 31, 2006 the approximate future minimum lease payments under this operating lease are as follows:

2007	$18,000

Note E - Concentrations

During 2006, approximately 12% of the Company's revenue resulted from consulting income from one customer. The Company's consulting contract expired in 2006.

Note F - Fair Value of Financial Statements

The Company's financial statements are cash and cash equivalents, accounts receivable, and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

North Atlantic Securities, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ending December 31, 2006

Total Members' Equity Qualified for Net Capital	$28,349
Less: Non Allowable assets	
Prepaid expenses	3,675
Property and equipment, net	10,325
Receivable-Members	5,860
Total Non Allowable Assets	19,860
Net Capital	$ 8,489
Less: Capital Requirement	5,000
Excess Net Capital	$3,489
Aggregate Indebtedness	$25,699
Ratio of Aggregate Indebtedness To Net Capital	7.37 to 1.0

See Accountants Report & Accompanying Notes

North Atlantic Securities, LLC
Reconciliation of Audited vs Unaudited Net Capital
As of December 31, 2006

Net Capital-As reported in part IIA Focus	$10,068
Year End Audit Adjustments - Accruals	(1,579)
Net Capital, As Above	$ 8,489

See Accountant's Report & Accompanying Notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER North Atlantic Securities, LLC as of 12/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) [4550]

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained [4560]

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. X [4570]

Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	Pershing LLC [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335I]

D. (k) (3) Exempted by order of the Commission
4580

See Accountants Report & Accompanying Notes

END